Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 29, 2012.

Pricing Supplement
to the Prospectus dated September 19, 2011,
the Prospectus Supplement dated September 19, 2011 and
the General Terms Supplement dated March 22, 2012 — No.

The Goldman Sachs Group, Inc. $ Contingent Coupon Buffered S&P 500® Index-Linked Medium-Term Notes, Series D due

The notes will not pay a fixed coupon and may pay no coupon on a coupon payment date.  On each quarterly coupon payment date, you will be paid a coupon, if any, based on the performance of the S&P 500® Index (which we refer to as the index or underlier), as measured on the applicable coupon observation date.  The amount that you will be paid on your notes on the stated maturity date (expected to be the fifth scheduled business day after the determination date, which will be between 18 and 21 months after the trade date) is also based on the performance of the index.

Payments on the notes will be based on the index return, which is calculated on any day by subtracting the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date) from the closing level of the index on the relevant date and then dividing the resulting number by the initial index level and expressing it as a positive or negative percentage.  The index return measures the change in the level of the index from the trade date to the relevant date.  Therefore, in determining the index return for a coupon payment date the index return may be less than the performance of the index between coupon observation dates.

If, as measured on any of the quarterly coupon observation dates (set on the trade date, commencing between three and six months after the trade date), the index return is greater than or equal to -5.00%, on the related coupon payment date (each expected to be the fifth business day following the related coupon observation date to and including the stated maturity date) you will receive a coupon of between $20.00 and $23.50 (set on the trade date) for each $1,000 face amount of your notes.  If the index return is less than -5.00% on any coupon observation date, you will not receive a coupon on the relevant coupon payment date.

To determine your payment at maturity, we will first calculate the index return on the determination date. On the stated maturity date, in addition to the final coupon, if any, for each $1,000 face amount of your notes:

•                   if the index return is greater than or equal to -15.00% (the final index level is equal to or greater than 85.00% of the initial index level), you will receive an amount in cash equal to $1,000; or

•                   if the index return is less than -15.00% (the final index level is less than 85.00% of the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the index return plus 15.00% times (c) $1,000. You will receive less than $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. You could lose your entire investment in the notes. A percentage decrease of more than 15.00% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes. The maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes is limited to $1,000, in addition to the final coupon payment, if any.

The foregoing is only a brief summary of the terms of your notes. You should read the detailed description of the terms of the notes and additional disclosure regarding risk factors found on pages PS-3 and PS-11, in the general terms of the notes on page S-30 and the description of the risk factors, index  and additional terms of the notes in the general terms supplement, so that you may better understand the terms and risks of your investment.

The estimated value of your notes on the trade date at the time the terms of your notes are set (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $      per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will initially equal the difference between the net proceeds to the issuer (set forth below) and the estimated value specified above and will decline on a straight line basis over the period from the date hereof through August   , 2012.

Original issue price (per $1,000 face amount):	$1,000.00	Original issue date (settlement date): , 2012
Underwriting discounts:	$
Selling commissions:	$
Total underwriting discounts and commissions:	$
Net proceeds to the issuer:	$

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement dated        , 2012.

The issue price, underwriting discounts and commissions listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and commissions and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc., and references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated March 22, 2012, of The Goldman Sachs Group, Inc.  This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)
Specified currency:	U.S. dollars (“$”)

Face amount:

each note will have a face amount of $1,000; $           in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-11 of this pricing supplement

Cash settlement amount (on the stated maturity date):

in addition to the final coupon, if any, for each $1,000 face amount of your notes, we will pay you on the stated maturity date, an amount in cash equal to:

•                   if the final underlier level is greater than or equal to the buffer level, $1,000; or

•                   if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Coupon (to be set on the trade date):

on each coupon payment date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to:

•                   if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, between $20.00 and $23.50 (to be set on the trade date); or

• if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0.

Coupon observation dates (to be set on the trade date):

the first coupon observation date is expected to be between three and six months after the trade date and the remaining coupon observation dates will be quarterly thereafter, subject to postponement as described under “Supplemental Terms of the Notes — Coupon Observation Dates” on page S-19 of the accompanying general terms supplement

Coupon payment dates (to be set on the trade date):

expected to be the fifth business day after each coupon observation date to and including the stated maturity date, subject to postponement as described under “Supplemental Terms of the Notes — Coupon Payment Dates” on page S-19 of the accompanying general terms supplement

Record date:	for a coupon due on a coupon payment date, the business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)

Coupon trigger level:	95% of the initial underlier level
Initial underlier level (to be set on the trade date and may be higher or lower than the closing level of the index on the trade date):
Final underlier level:

the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes —Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Buffer level:	85.00% of the initial underlier level
Buffer amount:	15.00%
Buffer rate:	the quotient of the initial underlier level divided by the buffer level, which equals approximately 117.65%
Trade date:
Original issue date (settlement date) (to be set on the trade date):	expected to be the fifth scheduled business day following the trade date
Determination date (to be set on the trade date):

a specified date that is expected to be between 18 and 21 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):

a specified date that is expected to be the fifth scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest:	the offered notes will not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement
Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement
Calculation agent:	Goldman, Sachs & Co.
CUSIP no.:
ISIN no.:
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the coupon observation dates or the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the underlier level will be on any coupon observation date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-9 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Buffer level	85.00% of the initial underlier level
Buffer rate	approximately 117.65%
Buffer amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
The effect of any coupon have been excluded
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes maturity or on any coupon payment date.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity or on any coupon payment date, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above. The effect of any coupon is not included in the table below.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
150.000%	100.000%
140.000%	100.000%
130.000%	100.000%
120.000%	100.000%
106.000%	100.000%
103.000%	100.000%
100.000%	100.000%
98.000%	100.000%
95.000%	100.000%
92.000%	100.000%
88.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of 85.00% of the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date or any coupon observation date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the final coupon payment date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Hypothetical Coupon Examples

The below examples illustrate the hypothetical performance of your notes on hypothetical coupon observation dates, based on closing levels of the underlier that are entirely hypothetical and a face amount $1,000.  No one can predict what the closing level of the underlier will be on any day throughout the life of your notes, and, in particular, no one can predict what the closing level of the underlier will be on any coupon observation date.  The following examples assume a coupon of $20.00.

Example 1.  The closing level of the underlier is determined to be 25.00% of the initial underlier level on the relevant coupon observation date.  Because the closing level of the underlier on the relevant coupon observation date is less than the coupon trigger level, the hypothetical coupon in Example 1 is $0.00.

Example 2.  The closing level of the underlier is determined to be 96.00% of the initial underlier level on the relevant coupon observation date.  Because the closing level of the underlier on the relevant coupon observation date is greater than the coupon trigger level, the hypothetical coupon in Example 2 is $20.00.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity or on any coupon payment date and the rate of return on the offered notes will depend on the actual initial underlier level and coupon we will set on the trade date and the actual underlier levels determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of this excess will initially equal the difference between the original issue price (minus the underwriting discount and commissions) and the estimated value of the notes on the trade date as set forth on the cover, and will decline on a straight line basis over the period from the date hereof through August   , 2012.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. In addition to the final coupon, if any, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P 500® Index as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

You May Not Receive a Coupon on Each Coupon Payment Date

If the closing level of the underlier is less than the coupon trigger level on a coupon observation date, no coupon will be paid on your notes on the corresponding coupon payment date.  If this occurs on each coupon observation date, you will not receive any coupons on your notes and the overall return on your notes may be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited. No matter how much the level of the underlier may rise beyond the initial underlier level over the life of your notes, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes is limited to $1,000 plus the coupons, if any. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Potential for Coupon Payments on Your Notes Will Be Limited

The notes will not pay a fixed coupon and may pay no coupon on a coupon payment date.  Your ability to participate in any increase in the level of the underlier over the life of your notes will be limited.  The maximum payment that you could receive on any coupon payment date with respect to each $1,000 face amount note is effectively limited to the quarterly coupons, no matter how high the underlier return is on the corresponding coupon observation date.  Accordingly, each coupon, if any, may be significantly less than any amount that you would have received if you had invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against  the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The Amount You Will Receive on the Coupon Payment Dates is Not Linked to the Underlier Level at Any Time Other Than on the Corresponding Coupon Observation Date

The coupon you will receive on a coupon payment date, if any, will be paid only if the closing level of the underlier on the applicable coupon observation date is greater than or equal to the coupon trigger level.  Therefore, the closing level of the underlier on dates other than the coupon observation dates (which include the determination date) will have no effect on your notes.  In addition, the cash settlement amount you will receive on the stated maturity date will be based on the underlier level on the determination date.  Therefore, for example, if the underlier level dropped precipitously on the determination date, the cash settlement amount for the notes may be significantly less than it would otherwise have been had the cash settlement amount been linked to the underlier level prior to such drop.  Although the actual underlier level on the coupon payment dates and the stated maturity date, or at other times during the life of the notes, may be higher than the underlier level on the coupon observation dates or the determination date, you will not benefit from the underlier level at any time other than on the coupon observation dates or on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•      the level of the underlier,

•      the volatility — i.e., the frequency and magnitude of changes — in the level of the underlier;

•      the dividend rates of the stocks underlying the underlier;

•      economic, financial, legislative regulatory and political, military or other events that affect the stock markets generally and the stocks underlying the underlier, and which may affect the level of the underlier;

•      other interest rates and yield rates in the market;

•      the time remaining until your notes mature; and

•      our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the underlier based on its historical fluctuations. The actual level of the underlier over the life of the notes may bear little or no relation to the historical closing level of the underlier or to the hypothetical examples shown elsewhere in this pricing supplement.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the level of the underlier may not result in a comparable change in the market value of your notes.  This is because your cash settlement amount at maturity will be determined, in part, based on whether the closing level of the underlier has declined, as compared to the initial underlier level, by more than the buffer level. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

The Calculation Agent Can Postpone Any Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

If the calculation agent determines that, on a day that would otherwise be a coupon observation date, a market disruption event has occurred or is continuing or if such date is not a trading day, the applicable coupon observation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, subject to limitation on postponement described under “Supplemental Terms of the Notes —Coupon Payments — Coupon Observation Dates” in the accompanying general terms supplement.  If any coupon observation date is postponed to the last possible day and a market disruption event occurs or is continuing on such last possible day or such day is not a trading day, such day will nevertheless be the applicable coupon observation date. Because each coupon payment date (other than the final coupon payment date) will be a specified number of business day following the applicable coupon observation date, if a coupon observation date is postponed or a non-business day occurs between a coupon observation date and the applicable coupon payment date, the applicable coupon payment date may be later than originally expected.

If the final coupon observation date which is also the determination date is postponed as a result of any of the foregoing, the stated maturity date for your notes will also be postponed, as described under “Supplemental Terms of the Notes —Determination Date” in the accompanying general terms supplement.  In such a case, you may not receive the final coupon, if any and the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date.  If the closing level of the underlier is not available on any coupon observation date or the determination date because of a market disruption event or a non-trading day, in certain circumstances the calculation agent will determine the closing price for the underlier, based on its assessment, made in its sole discretion, of the closing level of the underlier, as described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” in the accompanying general terms supplement.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.  We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-17 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.  Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

USE OF PROCEEDS AND HEDGING

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of futures and other instruments linked to the underlier on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into in connection with the offered notes and perhaps in connection with other underlier-linked notes we issue, some of which may have returns linked to the underlier or the underlier stocks.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•              expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the underlier or some or all of the underlier stocks,

•              may take or dispose of positions in the securities of the underlier stock issuers themselves,

•              may take or dispose of positions in listed or over-the-counter options or other instruments based on underliers designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•              may take short positions in the underlier stocks or other securities of the kind described above— i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the underlier or the underlier stocks. We expect these steps to involve sales of instruments linked to the underlier on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the underlier stocks, or listed or over-the-counter options, futures or other instruments linked to the underlier, some or all of the underlier stocks or indices designed to track the performance designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE UNDERLIER

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of May 25, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (11.27%), Consumer Staples (11.40%), Energy 10.85%), Financials (14.19%), Health Care (11.84%), Industrials (10.52%), Information Technology (19.72%), Materials (3.38%), Telecommunication Services (3.14%) and Utilities (3.70%).  (Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  In addition, Standard & Poor’s has updated its policies with respect to the S&P 500® Index such that certain de minimis merger and acquisition related changes may be computed and implemented quarterly and no adjustment to the divisor will be made if a spun-off company is added to the index but no company is removed. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-31 of the accompanying general terms supplement.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the securities.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  During the period from January 3, 2007 through May 25, 2012, there were 920 21-month periods, the first of which began on January 3, 2007 and the last of which ended on May 25, 2012.  In 360 of such  920 21-month periods the closing level of the underlier on the final date of such period has fallen below  85.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 39.13% of such 21-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed  21-month periods and did not take into account holidays or non-business days.)  The effect of any coupon is not included in the data above.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through May 25, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ended September 30	1,353.22	1,119.46	1,131.42
Quarter ended December 31	1,285.09	1,099.23	1,257.60
2012
Quarter ended March 31	1,416.51	1,277.06	1,408.47
Quarter ending June 30 (through May 25, 2012)	1,419.04	1,295.22	1,317.82

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc.  In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•    a citizen or resident of the United States;

•    a domestic corporation;

•    an estate whose income is subject to U.S. federal income tax regardless of its source; or

•    a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•    a dealer in securities or currencies;

•    a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•    a bank;

•    a life insurance company;

•    a regulated investment company;

•    a tax exempt organization;

•    a person that owns a note as a hedge or that is hedged against interest rate risks;

•    a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•    a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts with respect to the index. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.

It is also possible that the Internal Revenue Service could seek to characterize your notes as a notional principal contract.  It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.

You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•    a nonresident alien individual;

•    a foreign corporation; or

•    an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue

Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a U.S. alien holder and your entitlement to the lower treaty rate. Coupon payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate United States alien holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.

You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.  Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are:  transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement.  Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement .

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $           .  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus

We expect to deliver the notes against payment therefor in New York, New York on      , 2012, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$ The Goldman Sachs Group, Inc. Contingent Coupon Buffered S&P 500® Index-Linked Medium-Term Notes, Series D due Goldman, Sachs & Co.
TABLE OF CONTENTS Pricing Supplement

	Page
Summary Information	PS-3
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-15

General Terms Supplement dated March 22, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
S&P 500® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The Dow Jones Industrial AverageSM	S-65
The iShares® MSCI Emerging Markets Index Fund	S-67
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140